Simpson Thacher & Bartlett llp
av. pres. juscelino kubitschek, 1455 12° andar, conj. 121 são paulo, sp, brasil 04543-011 telephone: +55-11-3546-1000 facsimile: +55-11-3546-1002

September 6, 2016

Re:       BRF S.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 5, 2016

File No. 001-15148

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

On behalf of our client BRF S.A. (“BRF” or the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 8, 2016, concerning the Form 20-F for the Fiscal Year Ended December 31, 2015 (the “Form 20-F”) of the Company filed April 5, 2016 (File No. 001-15148).  To assist your review, we have retyped the text of the Staff’s comments in italics below. We note that the responses set forth below are based solely on information received from the Company’s management.

Form 20-F for the Fiscal Year Ended December 31, 2015

General

Comment 1.      You disclose throughout the 20-F and on your website that you do business in the Middle East and Africa. Syria and Sudan, countries located in those regions, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. In this regard, we are aware of 2013 news articles reporting on your business in Syria. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response: The Company has advised us that it has never conducted any business in Syria other than the participation in a public bid in 2014 in which the Company was not awarded the business. The Company had aggregate gross sales of R$35.6 million to Sudan for the periods of 2013, 2014, 2015 and the first six months of 2016. The following paragraphs provide further details about the Company’s activities in these countries.

Syria:

The Company has advised us that it has never maintained a presence in Syria or conducted any business there or with the Syrian government. The only indirect involvement the Company had with the Syrian government was in 2014 when the Company, through a Lebanese trading company, participated in a public bid for the sale of chicken grillers, but the Company was not awarded the business. The Company does not have current plans to conduct business in Syria or with the Government of Syria, but the Company may decide to do so in the future to the extent allowed by applicable law, rule or regulation.

Sudan

The Republic of South Sudan became an independent state on July 9, 2011, and since that date it has not been subject to U.S. sanctions, while North Sudan did remain subject to the sanctions. Accordingly, the responses below do not include South Sudan from and after that date.

The Company has advised us that it has operations in Sudan. These operations principally refer to direct sales of in natura chicken products to private clients, traders and distributors in Sudan. While BRF seeks to obtain information regarding the ownership of its customers and other counterparties, it is sometimes difficult to determine ownership and control with certainty, particularly with respect to determining whether an entity engaged in commercial activities is owned or controlled by the government. The Company’s gross sales to customers in Sudan in 2013, 2014, 2015 and in the first six months of 2016 were R$13.1 million, R$7.9 million, R$13.2 million and R$1.4 million, respectively. BRF intends to continue to export to Sudan in the future to the extent permitted by applicable laws.

Comment 2.     Please discuss the materiality of the contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: As noted above, BRF has advised us that it does not have a presence, or conduct any activities, in Syria. Accordingly, this response will refer to BRF’s activities in Sudan only.

BRF’s sales in Sudan are not considered to be material in quantitative or qualitative terms. In order for an omitted fact to be considered material, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by a reasonable investor as having significantly altered the “total mix” of available information.

In quantitative terms, the gross sales to customers in Sudan  have not been, and are expected to continue not to be, material to BRF’s financial condition, results of operations and cash flows. The Company’s gross sales to customers in Sudan in 2013, 2014, 2015 and the first six months of 2016 were R$13.1 million, R$7.9 million, R$13.2 million and R$1.4 million, respectively. In comparison, BRF’s consolidated gross sales in 2013, 2014, 2015 and the first six months of 2016 were R$31.6 billion, R$32.9 billion, R$37.2 billion and R$19.1 billion, respectively. Accordingly, the gross sales to customers in Sudan represented approximately 0.04%, 0.02%, 0.04% and 0.01% of BRF’s consolidated gross sales in 2013, 2014, 2015 and the first six months of 2016, respectively.  BRF therefore believes that quantitative disclosures relating to its limited sales in Sudan and/or the Government of Sudan would not significantly alter the “total mix” of information available to investors regarding its overall business, results of operations and financial condition.

BRF also believes that there is nothing significant regarding BRF’s limited contacts with Sudan that would require qualitative disclosure in BRF’s filings with the Commission. BRF’s activities in Sudan are consistent with those activities that the Company carries out in the ordinary course of business with customers in more than 120 countries, particularly the regular sale of our food and food-related products. In addition, BRF does not have any industrial units or sales office in Sudan. As a result, adverse developments in Sudan could not result in significant disruptions to BRF’s overall business, results of operations and financial condition.

BRF does not believe that its sales in Sudan constitute a material risk for its security holders or could impact the Company’s share value. BRF believes that it has disclosed the material risks to the Company and its shareholders in the risk factors section of the Company’s Form 20-F, and a reasonable investor would not deem additional information about its limited sales in Sudan important in making an investment decision. In addition, to date, the Company has not received any inquiries or complaints from investors relating to the Company’s limited activities in Sudan even though it discloses throughout the Form 20-F that it does business in Africa, nor does the Company believe that any further disclosure of these activities would generate such concerns.

The Company does not believe that its sales in Sudan have had or will have an impact on its reputation. Given that BRF operates in the food industry and the provision of food is a basic human right, there is no reason to believe that BRF’s limited sales in Sudan would be viewed as conveying support to any political agenda or regime in that country. In addition, the U.S. Treasury Department’s Office of Foreign Assets Control has issued a general license authorizing the exportation and reexportation of food to individuals and entities in Sudan.  Although BRF does not export or re-export to Sudan U.S.-origin food, the Company believes that its sales in Sudan are consistent with the policy objectives underpinning this OFAC general license. On this basis, BRF believes that its sales in Sudan do not present a material risk to the reputation of the Company.

As discussed above, BRF does not consider its sales in Sudan to be material from a quantitative, qualitative, investment risk and reputational perspectives. Thus, BRF respectfully submits that it has fulfilled its disclosure obligations.

The Company is committed to maintaining compliance with applicable U.S. sanctions laws and regulations. Given BRF’s global reach, the Company strives to educate its personnel regarding U.S. legal requirements. BRF will continue to review and monitor its activities globally to ensure compliance with applicable U.S. laws.

*          *          *

The Company has advised us that it acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Grenfel Calheiros at (212) 455-2295 or John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:        Jennifer Hardy, Special Counsel

José Alexandre Carneiro Borges